

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

[Via E-mail]
Robin Raina
Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

> **Re: Ebix, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the quarterly period ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 000-15946**

Dear Mr. Raina:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors, page 11

1.   We note that you have acquired several businesses since the end of your last completed fiscal year. We note further that your quarterly reports during fiscal year 2011 do not disclose any changes in your internal control over financial reporting. Please tell us what consideration you gave to including risk factor disclosure specifically addressing the impact that integrating your acquisitions, including ADAM, Inc., has had or may have on your internal control over financial reporting or disclosure controls or procedure in subsequent periods and whether additional risk factor disclosure in this regard is necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

2.   Your discussion of results of operations should address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of your company. Tell us what consideration you gave to including an analysis of the qualitative and quantitative changes in these factors during each of the periods presented. For example, we note from your Business section discussion beginning on page 6 that a significant portion of your revenue is primarily derived from transaction fees charged for each data transaction processed. As such, tell us whether the level of data transactions should be discussed and analyzed. In addition, you indicate that revenue growth is a key indicator that management focuses on. Considering the multiple acquisitions consummated in recent years, explain how revenue growth is analyzed by management and how you differentiate between revenue growth from acquisitions and organic revenue growth. Tell us how you determine organic revenue and consider disclosing your definition. Refer to Section III.B.1 of SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

3.   Please tell us what consideration you gave to discussing trends, events, and uncertainties of your business, particularly as they relate to your acquisition strategy. It appears that you should describe in greater detail your acquisition and integration strategies and how you believe they will affect your operations, cash flow, liquidity, and dependence on future financing. For example, if an inability to continue your current acquisition strategy would materially impact your financial condition, this should be discussed. Please refer to SEC Release 33-8350 for more guidance.

Results of Operations, page 22

4.   In each of the discussions of the changes in operating revenue and expenses, we note instances where two or more sources of a material change have been identified, without quantifying the amount that each source contributed to the change. For example, you indicate that revenue increased in 2010 as a result of acquisitions and continued organic growth. Tell us what consideration you gave to quantifying each material contributing factor that you identify. In addition, you should strive to avoid prefacing the reference to these sources of changes with the word "principally," which obscures the ability of the reader to identify the material sources of the change. Also address your results of operations discussion in your Form 10-Q for the quarterly period ended September 30, 2011. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release 33-6835, Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations.

Operating Revenue, page 22

5.   We note from your disclosure on page 43 of the notes to consolidated financial
        statements that international revenue accounted for a significant portion of total revenue
        in 2010, 2009 and 2008. Tell us the amount by which foreign currency translation
        impacted the change in revenue in each of the periods presented and what consideration
        you gave to disclosing the impact.

Income Taxes, page 24

6.   Consider providing disclosures to explain in greater detail the impact on your effective
        income tax rates and obligations of having proportionally higher earnings in countries
        where you have lower statutory tax rates. You should consider explaining the
        relationship between the foreign and domestic effective tax rates in greater detail. It
        appears as though separately discussing the foreign effective income tax rates is
        important information necessary to understanding your results of operations. Also
        consider addressing the relationship between the mix of revenue generated in the U.S.
        and in other countries and the U.S. and international components of income before
        income taxes. In this regard, we note from your disclosure on page 59 of your notes to
        financial statements that domestic income before income taxes decreased in 2010 and
        foreign income before income taxes is disproportionate to the amount of international
        revenue generated in each of the periods presented. We refer you to Item 303(a)(3)(i) of
        Regulation S-K and Section III.B of SEC Release 33-8350.

7.   You indicate that you have realized tax advantages from conducting activities in certain
        foreign low tax jurisdictions. To the extent that the low foreign tax rates are the result of
        relief from income taxes only for a specified period, tell us what consideration you gave
        to disclosing the aggregate dollar and per share effects of the tax holiday and briefly
        describing the factual circumstances, including the date on which the special tax status
        will terminate. Also tell us what consideration you gave to disclosing and quantifying
        any reasonably expected material impact on your liquidity, capital resources and/or
        results of operations from the currently known trends, events and uncertainties related to
        any such tax holidays. Refer to SAB Topic 11C and Section III.B.3 of SEC Release 33-
        8350.

Liquidity and Capital Resources, page 27

8.   Tell us what consideration you gave to providing disclosure of the potential impact on
        liquidity associated with cash held overseas and the repatriation of undistributed earnings
        of foreign subsidiaries. In this regard, consider disclosing the nature and amount of cash
        and investments that are currently held by your foreign subsidiaries with material
        repatriation tax effects or other restrictions on the free flow of funds from those
        subsidiaries, as well as the tax impact of repatriating the undistributed earnings of foreign

subsidiaries. Also consider disclosures related to the extent to which domestic cash inflows will be sufficient to meet your projected cash requirements. We refer you to Item 303(a)(1) of Regulation S-K, Section IV of SEC Release 33-8350, and Financial Reporting Codification 501.03.a and 501.06.a. Please provide us with any proposed changes to your disclosures addressing the foregoing concerns.

Financial Statements

Notes to Consolidated Financial Statements

Note 9: Income Taxes, page 59

9.   Tell us and disclose the foreign tax jurisdictions that have the low effective tax rates. Explain why the current foreign taxes as compared to foreign income before taxes are below 1% in 2010. In this regard, your disclosures, including MD&A, should clearly identify the factors that cause the low effective income tax rate.

10.   We note from your disclosure on page 33 of your discussion of application of critical accounting policies that you have not provided deferred U.S. taxes on unremitted foreign earnings because they are considered to be permanently re-invested. Tell us what consideration you gave to including the disclosures pursuant to ASC 740-30-50-2.

11.   You indicate that you are no longer subject to U.S. federal and state tax examination for years before 2006. Tell us what consideration you gave to also including a description of the tax years that remain subject to examination by major tax jurisdictions outside the U.S. pursuant to ASC paragraph 740-10-50-15.e.

Note 16: Geographic Information, page 64

12.   Tell us what consideration you gave to disclosing the basis for attributing revenues from external customers to the individual countries. In addition, tell us how you consider disclosing revenue and long-lived assets from individual countries or identify those that have significant revenue, instead of grouping them. For example, you present revenues for the "Americas," however, a reader cannot identify the countries that are included within this caption nor can they identify whether any one of the countries is disproportionally significant. Your disclosure should, at a minimum, separately present revenue and long-lived assets attributable to your home country. Refer to ASC 280-10-50-41.

Controls and Procedures

Disclosure Controls and Procedures, page 66

13.   Please tell us whether the principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e) of the Securities Exchange Act of 1934. In this regard, your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent that information required to be disclosed is recorded, processed, summarized and reported timely. This disclosure does not address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your officers to allow timely decisions regarding required disclosure. Please tell us whether your disclosure controls and procedures are also effective with respect to the foregoing requirement. Confirm that you will either include the entire definition from Rule 13a-15(e) or state that your evaluation and conclusions concerned controls and procedures that are defined as those in Rule 13a-l5(e). Please provide us with any proposed changes to your disclosures addressing the foregoing concerns.

Management's Report on Internal Control over Financial Reporting, page 66

14.   Your conclusion as to the effectiveness of internal control over financial reporting appears to be limited to ensuring "among other things, that the information required to be disclosed by us in the reports that we file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized, and reported accurately." Revise to provide your conclusion of the effectiveness of your internal control over financial reporting without this limitation. Refer to Rule 13a-15(f) of the Exchange Act.

Executive Compensation, page 72

General

15.   Please advise us why members of your senior management team, as identified on your website, other than your chief executive and financial officers, are not named executive officers pursuant to Item 402(a)(3) of Regulation S-K. Please refer to Rule 405 of Regulation C for the definition of an "executive officer." Your response should specifically address how you determined that members of your senior management whose total compensation exceeds $100,000 do not fall within the persons covered.

Short-Term Incentives, page 73

16.   Please provide us a description of the "greater responsibility" that your CEO and CFO
        gained in 2010 that led to their increased compensation, as described on page 74.

17.   It appears that you have not provided quantitative disclosure regarding the specific
        performance targets used in your annual cash incentive plan, as described on page 73. In
        addition, you include as an element of the plan "other specific performance criteria."
        Your discussion should specifically identify all material elements of the plan used to
        determine cash awards and should provide an analysis of how the specific amounts
        awarded were determined based on those elements. Please refer to Item 402(b)(1)(v) and
        (b)(2)(v) - (vii) of Regulation S-K for guidance.

Summary Compensation Table, page 80

18.   It appears that you have included in the Bonus column of the summary compensation
        table cash awarded pursuant to a non-equity incentive plan, as defined in Item 402(a)(6)
        of Regulation S-K. Accordingly, it appears that the amounts of such performance-based
        incentive cash bonuses should be included in the Non-Equity Incentive Plan
        Compensation column instead of in the Bonus column, and that the Grants of Plan-Based
        Awards table should reflect your performance-based cash incentive bonus plan. Please
        confirm that you will revise your disclosure accordingly in future filings, or explain to us
        why you believe you have provided appropriate disclosure of the performance-based
        incentive cash bonuses awarded to your two named executive officers. See Question
        119.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on
        our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Condensed Consolidated Financial Statements

Note 1: Description of Business and Summary of Significant Accounting Policies

Accounts Receivable and the Allowance for Doubtful Accounts Receivable, page 11

19.   We note that you disclose a balance for unbilled receivables as of September 30, 2011.
        Explain the nature of this receivable and indicate why the amounts have not been billed.
        Also, explain why no such balances have been previously disclosed.

Exhibits 31.1 and 31.2

20.   Revise to include Section 302 certifications from your principal executive officer and
        principal financial officer that include the exact language pursuant to Item 601(b)(31)(i)

of Regulation S-K. Please amend your Form 10-Qs for the quarterly periods ended March 31, 2011 and June 30, 2011, accordingly.

Exhibits 32.1 and 32.2

21.	Revise to include Section 906 certifications from your principal executive officer and principal financial officer for the appropriate period covered by the report. Please amend your Form 10-Qs for the quarterly periods ended March 31, 2011 and June 30, 2011, accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc:	Via E-mail
	Charles M. Harrell, Esq.
	Carlton Fields, P.A.